


02006884

UF 3-11-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2002

SEC FILE NUMBER
8-53059
~~8-16267~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-30-2000 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS International Inc /NEW/
UBS Advisory International LLC ← Former Name

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 50th Street
(No. and Street)

New York	N.Y.	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Quinn — 212-574-3137 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

787 7th Avenue	New York	N.Y.	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Advisory International LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Quinn
Signature

CFO
Title

ALAN L. GRIFFIN
Notary Public, State of New York
No. 02GR6012772
Qualified in New York County
Commission Expires August 31, 2002

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Advisory International LLC

Statement of Financial Condition

December 31, 2001

Contents



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
UBS Advisory International LLC

We have audited the accompanying statement of financial condition of UBS Advisory International LLC (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Advisory International LLC at December 31, 2001 in conformity with generally accepted accounting principles in the United States.

Ernst & Young LLP

February 28, 2002

UBS Advisory International LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$956,594
Other assets	6,501
Total assets	$963,095
Liabilities and Member's Equity	
Liabilities:	
Payable to affiliate	$ 5,500
Other liabilities and accrued expenses	15,000
Total liabilities	20,500
Member's equity	942,595
Total liabilities and member's equity	$963,095

See accompanying notes.

UBS Advisory International LLC

Notes to Financial Statements

December 31, 2001

1. Organization and Description of Business

UBS Advisory International LLC (the "Company"), a limited liability company, is an indirect wholly-owned subsidiary of UBS AG, a bank organized under the laws of Switzerland (the "Parent"), which conducts banking and related financial business in the United States for corporate and other customers. The Company was formed on November 30, 2000 (date of inception) for the purpose of providing investment advisory and securities brokerage services to its clients but has not commenced operations. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The clearing and depository operations for the Company's clients are provided by Correspondent Services Corporation ("CSC"), an affiliated clearing broker-dealer, on a fully-disclosed basis.

2. Significant Accounting Policies

Cash

Cash represents cash on deposit at banks.

Other Assets

Other assets represent funds on deposit at the NASD.

Income Taxes

The Company is a single member limited liability company ("LLC"). As such, it is not subject to federal, state and local income taxes as all taxable income and expenses flow through to the direct single member owner. Since the Company is a single member LLC it is not subject to New York City's Unincorporated Business Tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company has not been charged for, nor do these financial statements reflect, charges from CSC for clearing services, as such services were not utilized from the period of inception through December 31, 2001.

The Company has entered into a contractual arrangement with the Parent ("Branch Contract") pursuant to which it utilizes the administrative services of the Parent, including personnel and facilities, and is allocated a charge for their usage. Additionally, the Parent incurred and paid organizational costs on behalf of the Company which included legal expenses and personnel expenses.

4. Off-Balance Sheet Risk

The Company has agreed to indemnify its clearing broker-dealer for certain losses that it may sustain from customer accounts introduced by the Company.

5. Subsequent Events

On December 31, 2001, an Agreement and Plan of Merger (the "Agreement") was signed by management of the Company and that of UBS International Inc., another wholly-owned subsidiary of the Parent. In accordance with the Agreement, the Company was merged with and into UBS International Inc., a New York corporation. The effective date of this transaction was deemed to be January 14, 2002; the date on which the NASD effectively approved the transfer of the Company's broker-dealer license to UBS International Inc.

Statement of Financial Condition

UBS Advisory International LLC

December 31, 2001
with Report of Independent Auditors